Exhibit 99.2

September 16, 2022

VIA EMAIL

Special Committee of the Board of Directors

KnowBe4, Inc.

33 N. Garden Avenue

Clearwater, FL 33755

Dear Members of the Special Committee of the Board of Directors:

We are writing to you on behalf of Vista Equity Partners Management, LLC (collectively with its affiliates, “Vista” or “we”) to submit the following non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of capital stock of KnowBe4, Inc. (the “Company”) for cash consideration of $24.00. As you know, we have been investors in the Company since early 2021 and we have a deep understanding and appreciation of the Company’s business as well as the opportunities and challenges facing the Company. Our Proposal is informed by significant work that we and our advisors have completed and by exploratory discussions about valuation with the Special Committee of the Board of Directors (the “Special Committee”) and its advisors about the possibility of a potential transaction.

We believe that our Proposal offers the Company’s shareholders a highly attractive opportunity to de-risk their investments with immediate liquidity at an extremely attractive premium valuation. Specifically, $24.00 per share represents a premium of 39% to the closing price as of September 16, 2022 and a premium of 38% to the 90-day volume weighted average price through September 16, 2022. This offer reflects the completion of substantial business diligence and is supplemented by our deep knowledge of the business over the last 18 months of us being meaningful investors in the Company.

As you know, we have not had discussions with any debt or equity financing sources in connection with this Proposal, and our ability to move forward with a transaction and to be able to offer a compelling value is conditioned on satisfactory completion of those discussions. We are open to considering the possibility of certain of the Company’s significant shareholders rolling over a portion of their current investment and, to the extent applicable as a result of their doing so, we would expect the transaction to be expressly conditioned on the procedures described in Kahn v. M&F Worldwide Corp. and its progeny, including (among other things) (1) approval by a fully empowered special committee of non-management directors that are independent of such participating significant shareholders and Vista and (2) the non-waivable approval of the holders of a majority of the voting power of Common Stock that is not owned by such participating significant shareholders, Vista, or their respective affiliates.

Additionally, our Proposal assumes that vested equity awards will be cashed out at the Proposal price (net of any applicable exercise prices) in connection with the consummation of the potential transaction and that any outstanding unvested equity awards will be converted into cash awards, which will remain subject to their current vesting schedules and other terms.

We welcome the opportunity to discuss the Proposal and share our thoughts on why this transaction is a compelling opportunity for the Company and all of its stakeholders. We are prepared to move expeditiously to reach a definitive agreement and look forward to your feedback and thank you for the consideration.

Our Proposal is a non-binding expression of interest only and does not constitute an offer subject to binding acceptance. We reserve the right to withdraw or modify our Proposal at any time. No legal obligation with respect to our Proposal or any other transaction will arise unless and until we have executed definitive transaction documentation with the Company. As required by applicable law, we intend to promptly file an amended Schedule 13D reflecting our having made this Proposal.

Best regards,

/s/ Robert F. Smith
Robert F. Smith

Founder, Chairman & Chief Executive Officer, Vista Equity Partners Management, LLC